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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-32505
CUSIP NUMBER 89376V100

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TransMontaigne Partners L.P.
Full Name of Registrant

N/A
Former Name if Applicable

1670 Broadway, Suite 3100
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80202
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Current Report on Form 8-K filed by TransMontaigne Partners L.P. (“Partners”) with the Securities and Exchange Commission (“SEC”) on December 21, 2011, as amended by the Current Report on Form 8-K/A (the “Form 8-K/A”), filed with the SEC on January 13, 2012, on December 15, 2011, the audit committee of our general partner dismissed KPMG LLP from its engagement as the principal accountant to audit the financial statements of Partners. This dismissal resulted from KPMG’s determination that it did not meet the independence rules of applicable regulatory agencies with respect to Partners at the time of our quarterly reviews for the year ended December 31, 2011 and our audits for the years ended December 31, 2010 and 2009, and prior periods, as more fully described in the Form 8-K/A.  Partners notified and engaged in discussions with the SEC as soon as KPMG communicated this determination to Partners, and such discussions continued through the time of the filing of the Form 8-K/A.  Although KPMG was not independent with respect to Partners under applicable independence rules, KPMG informed Partners that it believes that the KPMG engagement team’s objectivity and impartiality was not impacted by these violations and the audit committee and management of our general partner believe that the financial statements contained in those filings fairly present, in all material respects, the financial condition and results of operations of Partners as of the end of and for the periods presented and may continue to be relied upon.  In conjunction with Partners’ investigation of this matter and our discussions with KPMG, Deloitte & Touche LLP (“Deloitte & Touche”) and the SEC, on January 9, 2012 it was determined that our investors will receive a meaningful benefit from the reassurance that will be provided by having our financial statements for the years ended December 31, 2010 and December 31, 2009 re-audited, and by having the quarterly financial information that will be contained in Partners’ 2011 Annual Report re-reviewed by Deloitte & Touche, Partners’ new independent registered public accounting firm.

This determination on January 9, 2012 did not provide adequate time for Deloitte & Touche to complete the audits, reviews and 2011 audit without unreasonable effort or expense prior to March 15, 2012, the date by which Partners’ 2011 Annual Report must be filed with the SEC in accordance with applicable SEC rules.   As a result, “Item 6. Selected Financial Data,”  “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Item 7A. Quantitative and Qualitative Disclosures About Market Risks,” “Item 8. Financial Statements and Supplementary Data,” “Item 9A. Controls and Procedures,” “Item 14. Principal Accounting Fees and Services,” “Exhibit 23.1” and complete certifications on “Exhibit 31.1,” “Exhibit 31.2,” “Exhibit 32.1” and  “Exhibit 32.2” (collectively, the “Forthcoming Disclosures”) are omitted from Partners’ Form 10-K filed with the SEC pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, as amended, on March 13, 2012.

Partners is working with Deloitte & Touche to complete these audits and reviews as quickly as reasonably practicable.   Upon their completion, we will amend Partners’ 2011 Annual Report on Form 10-K to include the Forthcoming Disclosures.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael A. Hammell, Senior Vice President, Secretary	303	626-8233
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TransMontaigne Partners L.P.,

by TransMontaigne GP L.L.C., its General Partner

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 13, 2012	By	/s/ Frederick W. Boutin
Frederick W. Boutin,
Executive Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).